UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SILICON IMAGE, INC.

(Names of Subject Company (Issuer))

CAYABYAB MERGER COMPANY.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

LATTICE SEMICONDUCTOR CORPORATION

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Byron Milstead

Corporate Vice President, General Counsel and Secretary

5555 N.E. Moore Court

Hillsboro, Oregon 97124

(503) 268-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas J. Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$602,048,251.28	$69,958.01

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 77,510,354 shares of common stock of Silicon Image, Inc.. (“Silicon Image”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $7.30 per Share (ii) 4,790,098 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $7.30 per share, multiplied by $2.56, which is the offer price of $7.30 per Share minus the weighted average exercise price for such options of $4.74 per share and (iii) 3,282,194 restricted stock units multiplied by the offer price of $7.30 per Share. The calculation of the filing fee is based on information provided by Silicon Image as of February 5, 2015.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,958.01	Filing Party: Cayabyab Merger Company and Lattice Semiconductor Corporation
Form or Registration No.: Schedule TO-T	Date Filed: February 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Cayabyab Merger Company, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware Corporation (“Parent”), and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2015 (as it may be amended or supplemented, the “Schedule TO”) and relates to the offer of Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Silicon Image, Inc., a Delaware corporation (“Silicon Image”), at a price of $7.30 per share, net to the seller in cash, without interest and less any required tax withholding, upon the terms and conditions set forth in the offer to purchase dated February 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 is being filed by Parent and Purchaser. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The Offer to Purchase and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

The following two paragraphs are hereby added after the second paragraph under the caption “Term Loan Facility” in Section 9 of the Offer to Purchase — “Source and Amount of Funds”:

Marketing Period. The Marketing Period in connection with the Term Loan Facility is scheduled to end prior to the expiration time of the Offer on March 9, 2015, and the related condition to the Offer that at least three business days have passed since the end of the Marketing Period will be deemed satisfied immediately upon the end of the Marketing Period. If the Marketing Period is extended, Parent and Purchaser will provide notice at least five business days prior to the expiration of the Offer.

Minimum Cash. Parent’s obligations to provide funds to Purchaser and to cause Purchaser to consummate the transactions contemplated by the Offer and the Merger are not conditioned on the availability of financing or limited in amount under the Merger Agreement. The Commitment Letter provides as one of the conditions of the contemplated Term Loan Facility (which conditions are described below under “Other Terms”) that Parent and its subsidiaries must have at least $225.0 million of cash on hand at the time of consummation of the Offer. As of February 1, 2015, Parent and its subsidiaries had approximately $258.16 million of cash, cash equivalents and short-term marketable securities. As of January 31, 2015, Silicon Image and its subsidiaries had approximately $160.76 million of cash, cash equivalents and short-term marketable securities.

The following paragraph is hereby added after the second paragraph under the caption “Antitrust Compliance” in Section 16 of the Offer to Purchase — “Certain Legal Matters; Regulatory Approvals”:

Expiration of Waiting Period. The waiting period applicable to the Offer under the HSR Act expired on February 24, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2015

CAYABYAB MERGER COMPANY

By	/s/ Joe Bedewi
Name:	Joe Bedewi
Title:	Treasurer

LATTICE SEMICONDUCTOR CORPORATION

By	/s/ Joe Bedewi
Name:	Joe Bedewi
Title:	Corporate Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 9, 2015*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement, as published in the New York Times on February 9, 2015*

(a)(5)(A)	Joint Press Release of Lattice Semiconductor Corporation and Silicon Image, Inc. issued January 27, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(B)	Presentation to Lattice Semiconductor Corporation investors, dated January 27, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(C)	Edited transcript of Lattice Semiconductor Corporation conference call on January 27, 2015, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(D)	Announcement to Lattice Semiconductor Corporation employees from Darin G. Billerbeck, Lattice’s Chief Executive Officer, dated January 27, 2015, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(E)	Lattice Semiconductor Corporation Q&A for its employees, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(F)	Form of announcement from Lattice Semiconductor Corporation to its customers and channel partners, dated January 27, 2015, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(G)	Form of announcement from Lattice Semiconductor Corporation to its suppliers, dated January 27, 2015, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(H)	Press Release of Lattice Semiconductor Corporation, issued February 3, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 3, 2015, which is incorporated by reference herein.

(a)(5)(I)	Edited transcript of Lattice Semiconductor Corporation conference call on February 3, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on February 4, 2015, which is incorporated by reference herein.

(b)(1)	Amended and Restated Commitment Letter, dated February 9, 2015, from Jefferies Finance LLC, HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. to Parent.*

(d)(1)	Agreement and Plan of Merger, dated January 26, 2015, by and among Parent, Purchaser and Silicon Image, Inc., as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(d)(2)	Support Agreement, dated as of January 26, 2015, by and between Parent and Peter Hanelt*

(d)(3)	Support Agreement, dated as of January 26, 2015, by and between Parent and William George*

(d)(4)	Support Agreement, dated as of January 26, 2015, by and between Parent and Masood Jabbar*

(d)(5)	Support Agreement, dated as of January 26, 2015, by and between Parent and Camillo Martino*

(d)(6)	Support Agreement, dated as of January 26, 2015, by and between Parent and Umesh Padval*

(d)(7)	Support Agreement, dated as of January 26, 2015, by and between Parent and William J. Raduchel*

(d)(8)	Support Agreement, dated as of January 26, 2015, by and between Parent and Raymond Cook*

(d)(9)	Support Agreement, dated as of January 26, 2015, by and between Parent and Tim Vehling*

(d)(10)	Support Agreement, dated as of January 26, 2015, by and between Parent and Edward Lopez*

(d)(11)	Support Agreement, dated as of January 26, 2015, by and between Parent and Khurram Sheikh*

(d)(12)	Support Agreement, dated as of January 26, 2015, by and between Parent and Seamus Meagher*

(d)(13)	Support Agreement, dated as of January 26, 2015, by and between Parent and Steve Robertson*

(d)(14)	Support Agreement, dated as of January 26, 2015, by and between Parent and Stanley Mbugua*

(d)(15)	Mutual Confidentiality Agreement, dated September 22, 2014, as amended by Amendment to Mutual Confidentiality Agreement, dated January 8, 2015, by and between Parent and Silicon Image, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on February 9, 2015.